EXHIBIT 12A

             NIAGARA MOHAWK HOLDINGS, INC. AND SUBSIDIARY COMPANIES

      STATEMENT SHOWING COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES



                            Year Ended December 31,
                            -----------------------
                                     1999
                               ------------
A.   Net Income (Loss) per
     Statements of Income . .  $   (35,088)
B.   Taxes Based on Income or
     Profits. . . . . . . . .        6,361
                               ------------
C.   Earnings, Before Income
     Taxes. . . . . . . . . .      (28,727)
D.   Fixed Charges (a)             554,973
                               ------------
E.   Earnings Before Income
     Taxes and Fixed Charges.  $   526,246
                               ============
F.   Ratio of Earnings to
     Fixed Charges (E/D). . .         0.95
                               ============


(a) Includes a portion of rentals deemed representative of the interest factor of $25,673.